TALLAHASSEE OFFICE _____ 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 Telephone (850) 878-1230 Facsimile e-mail: tall@idhlaw.com	REPLY TO: TAMPA OFFICE	TAMPA OFFICE _____ 500 North Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 Telephone (813) 289-1070 Facsimile e-mail: tampa@idhlaw.com

June 5, 2006

United States Securities and Exchange Commission	VIA EDGAR
100 F Street, N.E.
Washington, DC 20549
Attn: Nancy Maloney

RE:	First Community Bank Corporation of America Form 10-K for Fiscal Year ended December 31, 2005 Form 10-Q for Quarter ended March 31, 2006 File No. 000-50357

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the above-mentioned filings of First Community Bank Corporation of America (the “Company”) by letter dated May 23, 2006, to John A. Stewart, Jr. and, on behalf of the Company, have set forth below our responses.

The Company has amended its Form 10-K for the year ended December 31, 2005 to include selected quarterly financial data in Management’s Discussion and Analysis, to indicate in Item 9(a) that its disclosure controls and procedures at the end of the period reported were effective, and to delete references to “small business” in its officers’ certificates.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

June 5, 2006

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ James J. Quinlan
James J. Quinlan

JJQ :ls